UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Samuel A.  Nunn
   King & Spalding
191 Peachtree Street
   GA, Atlanta 30303
2. Issuer Name and Ticker or Trading Symbol
   Dell Computer Corporation  (DELL)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   1/2003
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security|2.    |2A.   |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                    |Trans-|Exec- |Trans |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                    |action|ution |action|                                  |  Beneficially     |(D)or |                           |
                    |      |      |Code  |                  | A/|           |  Owned at         |Indir |                           |
                    |Date  | Date |      |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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
Common Stock        |      |      |      |                  |   |           |2000.000           |D     |                           |
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Common Stock        |12/31/|      |S     |366.000           |D  |26.740     |0.000              |I     |Deferred Comp. Plan 1      |
                    | 2002 |      |      |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of   |2.Con-  |3.     |3A.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Derivative |version |Trans- |Deemed|Trans-| rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
  Security   |or Exer |action |      |action| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
             |cise    |       |Execu-|Code  | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
             |Price of|       |ution |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
             |Deriva- |       |      |      |               |Date |Expir|                    |       |ficially    |Ind|            |
             |tive    |(Month/|(Month|      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
             |rity    |Day/   |/Day/ |      |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
             |        |Year)  |Year) |      |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
___________________________________________________________________________________________________________________________________|
Nonqualified |$28.24  |       |      |      |           |   |2    |7/19/|Common Stock|       |       |28330.000   |D  |            |
Stock Options|        |       |      |      |           |   |     |2011 |            |       |       |            |   |            |
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Nonqualified |$26.32  |7/18/ 2|      |A     |28420.000  |A  |3    |7/18/|Common Stock|28420.0|       |            |D  |            |
Stock Options|        |002    |      |      |           |   |     |2012 |            |00     |       |            |   |            |
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Nonqualified |$26.32  |7/18/ 2|      |A     |4560.000   |A  |4    |7/18/|Common Stock|4560.00|       |32980.000   |D  |            |
Stock Options|        |002    |      |      |           |   |     |2012 |            |0      |       |            |   |            |
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Nnonqualified|$43.438 |       |      |      |           |   |5    |3/02/|Common Stock|       |       |49382.000   |D  |            |
 Stock Option|        |       |      |      |           |   |     |2010 |            |       |       |            |   |            |
s            |        |       |      |      |           |   |     |     |            |       |       |            |   |            |
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Nonqualified |$52.1563|       |      |      |           |   |6    |7/20/|Common Stock|       |       |18599.000   |D  |            |
Stock Options|        |       |      |      |           |   |     |2010 |            |       |       |            |   |            |
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
Explanation of Responses:
1. As of 12/31/2002, the Company eliminated the Dell Stock Fund from the Deferred Compensation Plan for Directors.
2. Exercisable in accordance with the following schedule: 5,666 shares on 7/19 of each year from 2002 through 2006.
3. Exercisable in accordance with the following schedule: 5,684 shars on 7/18 of each year from 2003 through 2007.
4. Exercisable in accordance with the following schedule: 912 shares on 7/18 of each year from 2003 through 2007.
5. Exercisable according to the following schedule: 9,876 shares on 3/2 of 2001, 2002 and 2004 and 9,877 shares on 3/2 of 2003 and 2005.
6. Exercisable in accordance with the following schedule: 3,719 shares on 7/20/01 and 7/20/03, 3,720 shares on 7/20/02 and 7/20/04 and 3,721 shares on
7/20/05.
SIGNATURE OF REPORTING PERSON
Samuel A.  Nunn
Thomas H. Welch, Jr.,  Attorney-in-Fact